U.S. Securities and Exchange Commission
                             Washington, D.C. 20549




                                  FORM N-17f-2




     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies



                   Date examination completed:  March 31, 2002
                                               -----------------



  1.   Investment Company 1940 Act File Number:  811-8846



  2.   State Identification Number:              NE


  3.   Exact number of investment company        1933 Act Registration #33-85982
       as specified in registration statement:   1940 Act Registration #811-8846



  4.   Address of principal executive office:    First Focus Funds
                                                 One First National Center
                                                 Sixteenth and Dodge Street
                                                 Omaha, Nebraska 68102-1596

                          Independent Auditors' Report



To the Board of Directors of
First Focus Funds, Inc.

We have examined management's assertion, included in its representation letter, that First Focus Funds, Inc., comprised respectively of the Nebraska Tax-Free Fund, Colorado Tax-Free Fund, Income Fund, Core Equity Fund, Bond Fund, Growth Opportunities Fund, Short/Intermediate Bond Fund, Balanced Fund, and the Small Company Fund, (collectively, the Funds) complied with the provisions of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2002, and during the period November 30, 2001 (the date of our last examination) through March 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2002 and the period November 30, 2001 through March 31, 2002, with respect to securities transactions:

     o Confirmation of all securities, if any, held by institutions in book entry form (Federal Reserve Bank, Goldman Sachs, Federated Bank, and The Depository Trust Company);

     o    Confirmation  or  examination  of  underlying   documentation  of  all
          securities purchased but not received;

     o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

     o Agreement of one security purchase and one security sale or maturity since the date of our last report from the books and records of the Fund to broker receipts.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that First Focus Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002 and for the period from November 30, 2001 through March 31, 2002 is fairly stated in all material respects.

This report is intended solely for the information and use of management of First Focus Funds, Inc. and the Securities and Exchange Commission and is not intended to be, and should not be used by any other parties.


/S/ KPMG LLP


May 3, 2002